Biophan Technologies, Inc.
                       150 Lucius Gordon Drive, Suite 215
                         West Henrietta, New York 14586
                                 (585) 214-2441

                                 January 6, 2006

Securities and Exchange Commission
101 F Street,
NE Washington, D.C. 20549-7010

     Re:  Withdrawal of Registration Statement on Form S-3 (File No. 333-128774)

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Biophan Technologies, Inc. hereby applies for withdrawal of the above-referenced Registration Statement on Form S-3, originally filed with the Commission on October 3, 2005. The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the offering to which the Registration Statement related.

         Withdrawal is being sought because the Registrant received from the Commission comments on the Registration Statement regarding completion of the private placement by the Registrant of certain of the securities covered by the Registration Statement, and the Registrant would like to address such comments prior to moving forward.

                                          Very truly yours,

                                          /s/  Michael Weiner
                                          --------------------------------------
                                          Michael Weiner
                                          President and Chief Executive Officer